Fifth Wall Acquisition Corp. I

6060 Center Drive, 10th Floor
Los Angeles, California 90045
July 1, 2021

VIA EDGAR

Attention:	Morgan Youngwood

Stephen Krikorian

Anna Abramson

Jess Kauten

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, D.C. 20549

Re:	Fifth Wall Acquisition Corp. I Registration Statement on Form S-4 Filed May 14, 2021 File No. 333-256144

Ladies and Gentlemen:

This letter sets forth the response of Fifth Wall Acquisition Corp. I (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated June 11, 2021, with respect to the above referenced Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing a revised Registration Statement on Form S-4 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, we have incorporated the Staff’s comments into this response letter in italics.

Registration Statement on Form S-4

Summary, page 1

1.	Staff’s comment:

Please include a summary of the positive and negative factors considered by the board related to the business combination.

Response:

The Company respectfully acknowledges the Staff's comment and advises the Staff that a summary of the positive and negative factors considered by the Company's board is now included on pages 4-5 of the Revised Registration Statement.

2.	Staff’s comment:

Please include an organizational chart depicting the ownership structure of Fifth Wall Acquisition Corp. I and SmartRent.com, Inc. before and after the business combination.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the requested organizational chart is now included on page 3 of the Revised Registration Statement.

Information about SmartRent, page 14

3.	Staff’s comment:

Please disclose SmartRent's net loss for the years ended December 31, 2020 and 2019.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 16-17 to disclose SmartRent.com, Inc.'s ("SmartRent") net loss for the years ended December 31, 2020 and 2019.

Risk Factors

We depend on a limited number of third-party suppliers..., page 32

4.	Staff’s comment:

Please provide examples of the cases in which you depend on a single supplier for some your products and components.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the additional disclosure is now included on page 35 of the Revised Registration Statement.

The requirements of being a public company..., page 35

5.	Staff’s comment:

Please revise this risk factor to also disclose that the company's election to take advantage of the extended transition period for complying with new or revised financial accounting standards under the JOBS Act may make it difficult to compare its financial results to the results of other public companies.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the additional disclosure is now included on page 39 of the Revised Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 59

6.	Staff’s comment:

We note that in April 2021, the Board of Directors executed a unanimous written consent to provide an additional incentive to certain employees of the Company by amending the 2018 Stock Plan to allow for the issuance of restricted stock units (RSUs) and the Company granted a total of 1,532,851 RSUs to certain employees which vest over 4 years. Please explain your consideration of disclosing an estimate of the share-based compensation expense and pro forma earnings per share impact with respect to these issuances. We refer you to ASC 855-10-50-2(b).

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the restricted stock units (RSUs) were excluded from the pro forma earnings per share impact as all of the RSUs were unvested and would result in an anti-dilutive effect on pro forma net loss per share. The Company further respectfully advises the Staff that it has updated the Notes to Unaudited Pro Forma Condensed Combined Financial Information on page 73 of the Revised Registration Statement to disclose the earnings per share impact had the 1,532,851 RSUs issued in April 2021 been included in the pro forma net loss per share amounts for the periods ended December 31, 2020, and March 31, 2021. Additionally, the Company respectfully advises the Staff that an estimate of the total share-based compensation associated with the RSUs has been added on page 73 of the Revised Registration Statement and to Note 14 - Subsequent Events on page F-63 of the Revised Registration Statement.

Proposal No. 2 - The Charter Proposal, page 78

7.	Staff’s comment:

Please balance your disclosure regarding the charter amendment, bylaws amendment and director removal proposals by including a discussion of the disadvantages to shareholders of these proposals.

Response:

The Company respectfully acknowledges the Staff's comment and advises the Staff that the additional disclosure is now included on pages 85-86 of the Revised Registration Statement.

Information About SmartRent

Company Overview, page 121

8.	Staff’s comment:

Please disclose the basis for your belief that SmartRent is the category leader in the enterprise smart home solutions industry and describe how this leadership is defined or determined. Also, disclose the basis for your statement that you have developed the most scalable and owner/operator-friendly smart home operating system in the industry and define your reference to active customers.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the additional disclosure is now included on page 132 of the Revised Registration Statement.

Our Industry and Market Opportunity

Our Growth Strategies and SmartRent Products and Solutions, page 125

9.	Staff’s comment:

You disclose as of March 31, 2021 the recurring revenue from various solutions including the range per rental unit per month. Please tell us whether the number of rental units where each of your solutions are deployed is a key metric used in managing or monitoring the performance of the business. We refer you to SEC Release No. 33-10751. In addition, please consider disclosing revenue recognized from each solution here and in your Note 4 on page F-29. We refer you to ASC 606-10-55-89 to 91.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that SmartRent does not consider the number of rental units to be a key metric used in managing or monitoring the performance of the business. The number of rental units is more typically used to indicate the size of the total available market, and SmartRent does not consider it a key metric. SmartRent does consider Units Deployed and Committed Units as key metrics as there is a direct relationship between the number of in-rental SmartHubs deployed (Units Deployed) or to be deployed (Committed Units). SmartRent’s SmartHubs are typically deployed in all rental units of a given community, however, certain other SmartRent products and solutions are not installed in each rental unit.

Key metrics can change as the facts and circumstances of a business change. At this stage of SmartRent’s life cycle, SmartRent believes that Units Deployed and Committed Units are the most important indicators of growth and prospective growth. SmartRent’s existing customers own approximately 2.9 million rental units and approximately 85% and 75% of the SmartHubs SmartRent expects to deploy in 2021 and 2022, respectively, are already committed by existing customers. Accordingly, SmartRent’s management considers Units Deployed and Committed Units as key metrics in the assessment of SmartRent’s performance.

In connection with the disaggregation of revenue, ASC 606-10-55-89 to 91 requires SmartRent to consider the nature, amount, timing and uncertainty of revenue and cash flows. We have been advised that SmartRent has reviewed its products and solutions in connection with the guidance provided by ASC 606 -10-55-89 to 91 and determined that SmartRent’s products and solutions should be divided into three categories. In arriving at this conclusion, SmartRent considered each of its products and solutions separately and the related similarities in the nature, amount, timing and uncertainties of revenue and cash flows and determined that the three revenue categories are appropriate.

SmartRent Products and Solutions, page 126

10.	Staff’s comment:

Please disclose the period over which you have installed more than 1 million SmartHubs and other smart home devices.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the additional disclosure is now included on page 137 of the Revised Registration Statement.

SmartRent's Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Metrics, page 135

11.	Staff’s comment:

You disclose that your key operating metrics include Units Deployed, Committed Units and Annual Recurring Revenue. Please revise to quantify these metrics for each period presented.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the additional disclosure is now included on pages 146-147 of the Revised Registration Statement. The Company respectfully advises the Staff, however, that in the case of Committed Units, SmartRent does not have data available as of December 31, 2019 or December 31, 2020 as this metric was not being used or tracked by SmartRent at that time.

Results of Operations, page 138

12.	Staff’s comment:

We note that in February 2020, the Company purchased all of the outstanding equity interests of Zenith. Please tell us and consider disclosing the increase in revenues and net income/(loss) attributable to Zenith. In addition, please provide similar disclosures in your Note 13 on page F-44. We refer you to ASC 805-10-50-2(h)(1).

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the revised disclosure is now included on page F-63 of the Revised Registration Statement.

Contractual Obligations, page 144

13.	Staff’s comment:

We note that as of December 31, 2020, the outstanding principal amount under the Term Loan Facility was $4.8 million. Please revise your disclosures to include the outstanding amount under the Term Loan Facility and the associated interest in your contractual obligations table.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the revised disclosure is now included on page 160 of the Revised Registration Statement.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 147

14.	Staff’s comment:

Please revise your disclosures in this section to explain the methods that management uses to determine the fair value of the common stock and the nature of the material assumptions involved. Your revised disclosure should explain the extent to which the estimates are considered highly complex and subjective. In addition, revise to disclose that the estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on pages 162-163 of the Revised Registration Statement to address the Staff’s comment.

15.	Staff’s comment:

Please provide us with a breakdown of all equity awards granted to date in fiscal 2020 and leading up to the initial public offering including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that SmartRent has made the following equity awards since January 1, 2020:

Grant Date	Type of Grant	Shares of Common Stock Underlying Grant	Exercise Price per Share of Common Stock	Fair Value per Share of Common Stock
1/15/2020	Option	225,000	$2.30	$2.30
1/27/2020	Option	322,798	2.30	2.30
11/18/2020	Option	485,652	3.16	3.16
4/19/2021	RSU	1,457,851	–	21.55
4/20/2021	RSU	7,500	–	21.55
Total		2,498,801

With respect to these grants, SmartRent has advised us of the following:

January 15, 2020 and January 27, 2020, Grants

SmartRent granted 225,000 options on its common stock at the fair value established contemporaneously and independently by an independent third-party valuation firm on June 10, 2019. The valuation was made utilizing the backsolve market approach methodology and applied the Option Pricing Model (“OPM”) allocation methodology based on the recently closed Series B Preferred financing at $6.22 per share. The backsolve Market Approach was deemed appropriate as new investors participated for a substantial portion of the Series B Preferred financing.

Based on the work performed by the independent third-party valuation firm, SmartRent’s Board of Directors determined that the common share fair value for the options granted on January 15, 2020 and January 27, 2020 identified in the table above was appropriate to use when calculating the estimated fair value of the equity awards at the grant date and that the fair value of the equity award is reasonable. SmartRent’s Board of Directors determined that the fair value of SmartRent’s common stock as of June 10, 2019 was $2.30 per share. SmartRent granted stock options on, January 15, 2020, and January 27, 2020, with an exercise price of $2.30 per share. The fair value and exercise price were deemed appropriate for these grant dates due to the following:

•	SmartRent appeared to be operating consistently with its business plan and there were no significant negative influences on SmartRent’s operations in the macroeconomic environment or in the industry in which SmartRent operates at the time that the June 10, 2019, valuation was made.

•	There were no significant alterations in SmartRent’s trend of operations or in the macroeconomic environment or in the industry in which SmartRent operates between the time that the June 10, 2019, valuation was made and the grant dates.

November 18, 2020, Grants

SmartRent granted 485,652 options on its common stock at the fair value established contemporaneously and independently by an independent third-party valuation firm on June 11, 2020. The valuation was made utilizing the backsolve market approach methodology and applied the OPM allocation methodology, based on the Series C and C-1 Preferred financing at $10.42 and $10.02 per share, respectively. The backsolve market approach was deemed appropriate as new investors participated for a substantial portion of each of the Series C and C-1 Preferred financings.

Based on the work performed by the independent third-party valuation firm, SmartRent determined the enterprise value noted above was appropriate to use when calculating the estimated fair value of the equity awards at the grant date and that the fair value of the equity award is reasonable. SmartRent’s Board of Directors determined that the fair value of SmartRent’s common stock as of June 11, 2020, was $3.16 per share. SmartRent granted stock options on November 18, 2020, with an exercise price of $3.16 per share. The fair value and exercise price were deemed appropriate for these grant dates because there was little significant improvement in SmartRent’s trend of operations or in the macroeconomic environment or in the industry in which SmartRent operates between the time that the June 11, 2020, valuation was made and the grant dates as the United States and world economies continued to experience uncertainty caused by the COVID-19 pandemic.

April 19, 2021 and April 20, 2021, Grants

As of March 31, 2021, SmartRent determined the estimated common per share fair value based on the contemporaneous independent valuation made by an independent third-party valuation firm. The valuation was determined by the independent third-party valuation firm using the Subject Company Transaction Method Market Approach, based upon the following transactions: (1) SmartRent’s Series C preferred stock extension financing round negotiated in January 2021; and (2) the valuation received from the Company in a Letter of Intent for a SPAC merger, dated March 17, 2021, with a stated enterprise valuation for SmartRent of $1.75 billion. The independent third-party valuation firm then utilized both the OPM and Probability-Weighted Expected Return Method to allocate the enterprise value, factoring in probability weightings for following scenarios.

SCENARIO	METHODOLOGY	PER SHARE VALUE	PROBABILITY	PROBABILITY- WEIGHTED, NON- MARKETABLE MINORITY, PER SHARE VALUE
Stay private	OPM	$4.33	40%	$1.73
SPAC Scenario	PWERM	$33.03	60%	$19.82
				$21.55

The Stay Private scenario was prepared utilizing the following primary economic information available at the time of the contemporaneous fair value assessment.

o	As the COVID-19 pandemic expanded subsequent to the February/March 2020 Series C financing, SmartRent experienced significant negative effects, largely because its business model requires in-field services in order to install its products in homes as well as demonstrate, and provide training for, the product to new customers.

o	SmartRent did not institute any temporary pay-cuts to its employees, or employee lay-offs, which resulted in increased operating losses. However, in the fall of 2020 SmartRent began to see signs of recovery and by the end of 2020, SmartRent appeared to be returning to pre-pandemic operating conditions.

o	Late in 2020, several potential investors who had been interested in the February/March 2020 Series C financing agreed with SmartRent to continue the Series C financing under the same terms.

o	Three new investors participated for a total of $32.5 million of the $35 million Series C extension that was negotiated in January 2021 at a price of $10.42 per share.

o	Considering that the Series C financing is a Level 1 input, it was determined reasonable to utilize the backsolve market approach methodology to solve the $10.42 per share value of the Series C extension financing to determine the equity value of SmartRent at March 31, 2021.

o	In the event that the SPAC transaction did not proceed and SmartRent continued operating as a private company, management believes that the Series C indication of value was representative of the “stay private” value.

The SPAC Scenario was prepared utilizing the following primary economic information available at the time of the contemporaneous fair value assessment.

o	In late February and early March 2021, SmartRent began having internal conversations regarding strategic transactions, including a potential business combination.

o	On March 17, 2021, the Company and SmartRent signed a non-binding term sheet, which included among other terms, a pre-money equity valuation of SmartRent of $1.75 billion.

Combined, Final March 31, 2021, Valuation

The application of probability weightings (40% for “Scenario 1 - Stay Private” and 60% for “Scenario 2 - SPAC”) resulted in the board of directors determining that the combined fair value of SmartRent’s common stock as of March 31, 2021, was $21.55 per share.

Security Ownership of Certain Beneficial Owners and Management of SmartRent, page 149

16.	Staff’s comment:

Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by RETV Management LLC, Bain Capital, LP, Spark Capital Partners, LLC, and LEN FW Investor, LLC.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 131 and pages 166-168 to identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the securities held by entities affiliated with RET Ventures and Bain Capital Venture Investors, LLC.

The Company further advises the Staff that based on information provided by SmartRent, no natural person or persons is required to be identified as a beneficial owner with respect to the securities held by entities affiliated with Spark Capital Partners, LLC and LEN FW Investor, LLC. The Company believes its view is consistent with the Staff’s position in the Southland Corp. No-Action Letter (August 10, 1987) (the "No-Action Letter"). In the No-Action Letter, the Staff concurred in the view that no individual should be deemed the beneficial owner of shares of common stock held by certain employee benefit plans of The Southland Corporation solely by virtue of the fact that such individual was a trustee of any such plan or a director of the company. Five trustees, who could only act by majority vote, administered each such plan. No trustee could act individually to vote or sell shares held by the plans. The Company understands from SmartRent that each of the groups of natural persons involved in voting or investment decisions with respect to securities held by entities affiliated with Spark Capital Partners, LLC and LEN FW Investor, LLC, respectively, exceeds three and may only act by majority vote. The Company also believes the “rule of three,” as articulated by Romeo & Dye in The Section 16 Treatise and Reporting Guide, 4th Edition, in its analysis of beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, based on the Southland Corp. No-Action Letter likewise supports its view. As this rule is stated therein, where voting and investment decisions regarding an entity’s portfolio securities are made by three or more individuals, and a voting or investment decision requires the approval of a majority of those individuals, none of the individuals would be deemed a beneficial owner of the entity’s portfolio securities.

Executive Compensation

Executive Employment Agreements, page 158

17.	Staff’s comment:

Please file the consulting agreement with FLG partners related to the services of Jonathan Wolter as your Chief Financial Officer as an exhibit. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the consulting agreement with FLG Partners, LLC, related to the services of Jonathan Wolter as SmartRent’s Chief Financial Officer has been added as Exhibit 10.23 to the Revised Registration Statement.

The Business Combination

Unaudited Prospective Financial Information of SmartRent, page 181

18.	Staff’s comment:

You disclose that financial data for SmartRent was based on financial forecasts and other information and data provided by FWAA's management, including, among other things, FWAA's projections of SmartRent's revenue, gross profit and adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") for all periods. You further disclose that SmartRent's management prepared and provided to SmartRent's board of directors, SmartRent's financial advisors, FWAA and Moelis certain internal, unaudited prospective financial information including total units booked, units deployed, revenue and Adjusted EBITDA. Please revise to disclose in greater detail the basis for and the nature of the material assumptions underlying the projections. Explain how you determined that the assumptions are reasonable and the level of support is persuasive. Please disaggregate revenue to include estimated revenue for hardware, subscription and professional services. Provide the underlying assumptions and metrics for each of these revenue line items that supports your estimates. Disclosing the revenue that is recurring seems important to underlying your projections.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the additional disclosure is now included on pages 200-203 of the Revised Registration Statement.

Material U.S. Federal Income Tax Considerations, page 211

19.	Staff’s comment:

We note from Section 1.12 of the Merger Agreement that the parties intend for the merger to qualify as a reorganization under Section 368(a) of the Tax Code. Therefore, please file an opinion of counsel supporting such a conclusion. Refer to Item 601(b)(8) of Regulation S-K. See also Staff Legal Bulletin No. 19 for further guidance.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not believe that tax treatment of the business combination on SmartRent’s stockholders is material to the Company’s stockholders from whom the Company is soliciting proxies in support of the approval of the business combination. Similarly, the Company does not believe that the tax treatment of the business combination on SmartRent’s stockholders is material to the issuance of securities under the Revised Registration Statement and notes that many parties file registration statements on Form S-4 without addressing this issue as a material tax consequence for that reason. Since Item 601(b)(8) of Regulation S-K requires an opinion on tax matters where “the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing,” neither of which is the case here, the parties respectfully submit to the Staff that an opinion is not required.

Certain Relationships and Related Party Transactions

Certain Relationships and Related Party Transactions - SmartRent, page 247

20.	Staff’s comment:

Please disclose the material terms of the arrangements with the immediate family members of Mr. Edmonds. Refer to Item 404(a) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the reference to an immediate family member of Mr. Edmonds was an error which has been corrected to refer to an immediate family member of Mr. Barnes on pages 267-268 of the Revised Registration Statement. The Company further advises the Staff that the disclosure on pages 267-268 of the Revised Registration Statement has been expanded to include the material terms of the independent contractor relationship between SmartRent and Samantha Barnes.

Audited Consolidated Financial Statements SmartRent.com, Inc. and Subsidiaries:

Notes to Financial Statements

Note 2. Significant Accounting Policies

Significant Customers, page F-22

21.	Staff’s comment:

We note your disclosure that your significant customers are also affiliates of an investor in the Company with approximately 32% ownership. Please provide support for your statement that these customers do not meet the definition of a related party. We refer you to ASC 850-10-20.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that SmartRent’s disclosure incorrectly described limited partners in one, or several, investment funds of the investor in SmartRent as “affiliates.” The Company advises the Staff that it has revised the disclosure on page F-40 of the Revised Registration Statement accordingly. The Company further advises the Staff that SmartRent has determined that SmartRent’s investor does not exert control or influence on these limited partners and, as such, these limited partners of the investor do not meet the definition of related parties. In reaching its conclusion, SmartRent determined that:

o	The investor does not, either directly nor indirectly through one or more intermediaries, exert control over nor is it controlled by, nor is it under common control with any of the investment limited partners;

o	SmartRent does not own equity securities of the limited partners that would be required to be accounted for by the equity method;

o	Neither the investor nor the limited partners are trusts established for the benefit of employees that are managed by or under the trusteeship of SmartRent’s management;

o	The limited partners are not principal owners of SmartRent nor are they members of the principal owners' immediate families;

o	The limited partners are not members of SmartRent’s management nor are they members of management’s immediate family;

o	Neither the investor nor the limited partners can control or significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and,

o	Neither the investor nor the limited partners can significantly influence the management or operating policies of the other or have an ownership interest in each other nor can significantly influence the other to an extent that one or more of the parties might be prevented from fully pursuing its own separate interests.

Revenue Recognition, page F-25

22.	Staff’s comment:

We note that you partner with several manufacturers to offer a range of compatible hardware options for any property. Please provide us with your analysis of how you determined whether you are acting as a principal or as an agent in these arrangements. Please also revise your disclosures as appropriate. We refer you to ASC 606-10-55-36 through 39 and ASC 606-10-50-12(c).

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that SmartRent represents the principal in its hardware arrangements with third-party manufacturers. In accordance with ASC 606-10-55-36, SmartRent has control of the hardware prior to it being transferred to customers. In accordance with ASC 606-10-55-39, SmartRent determined that SmartRent is primarily responsible for fulfilling the promise to provide the good (e.g., responsible for the item meeting customer specifications), it bears the inventory risk before or after the good is transferred to the customer (e.g., SmartRent obtains the good or service prior to agreeing to a contract with the customer), and it has discretion in establishing the price the customer will pay for the good or service. The Company has revised disclosures on page F-43 of the Revised Registration Statement in response to the Staff’s comment.

23.	Staff’s comment:

Please clarify whether any of the smart devices sold contain distinct performance obligations to support these devices that are either sold by you or a third party. That is, indicate whether these devices include subscription services in addition to your hosting services. We refer you to ASC 606-10-25-19.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that SmartRent does not have any distinct performance obligations to support any of the smart devices sold to customers, apart from the combined performance obligation of the hardware hub as described in the second paragraph of the Revenue Recognition section of Note 2 - Significant Accounting Policies on page F-43 of the Registration Statement. Further, there are no subscription services offered in addition to the hosted services. Warranties offered to customers related to distinct hardware performance obligations are assurance type warranties and do not result in separate performance obligations. The Company respectfully advises the Staff that it has included additional disclosure on page F-43 of the Revised Registration Statement.

Cost of Revenue, page F-27

24.	Staff’s comment:

You disclose that the Company makes a provision for estimated losses on uncompleted contracts during the period in which such losses are identified and records any change to cost of job performance, job conditions and the resulting estimated profitability in the period during which the revision is identified. Please clarify the specific accounting guidance that you are relying upon for recognizing and disclosing loss contracts. In addition, please explain whether negative gross profit on your hardware sales is an indication that inventory is impaired. We refer you to ASC 330-10-35-1B and 35-13.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the staff that SmartRent's disclosure of loss contracts is based on ASC 605-35-25-45, which has not been superseded by ASC 606, and which states that a contract on which a loss is anticipated requires recognition of the entire anticipated loss as soon as the loss becomes evident. SmartRent does not have loss contracts and therefore has elected to remove the related disclosure on page F-44 in the Revised Registration Statement and future filings for periods during which no loss contracts occur.

Additionally, SmartRent has confirmed that the inventory accounting policy is in compliance with ASC 330-10-35-1B which states inventory shall be measured at the lower of cost or net realizable value. SmartRent determines net realizable value by taking the selling price less the estimated selling costs. The costs of hardware revenue presented within the consolidated statements of operations include certain indirect costs which are not capitalizable as inventory but have caused hardware cost of sales to be greater than hardware revenues in certain periods.

Deferred Cost of Revenue, page F-27

25.	Staff’s comment:

Please revise to clarify how you account for incremental costs of obtaining a contract with a customer, if any. We refer you ASC 340.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised and added further disclosure in the Revenue Recognition section of Note 2 - Significant Accounting Policies on page F-45 of the Revised Registration Statement.

General

26.	Staff’s comment:

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that neither the Company nor anyone authorized by the Company has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that any such written communications are presented to potential investors, the Company will supplementally provide copies to the Staff.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Eduardo Gallardo of Gibson, Dunn & Crutcher LLP at (212) 351-3847 or Evan D’Amico of Gibson, Dunn & Crutcher LLP at (202) 887-3613 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

FIFTH WALL ACQUISITION CORP. i

By:	/s/ Andriy Mykhaylovskyy
Name: Andriy Mykhaylovskyy
Title: Chief Financial Officer

cc:	Brendan Wallace, Fifth Wall Acquisition Corp. I
Eduardo Gallardo, Esq., Gibson, Dunn & Crutcher LLP